# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PennantPark Private Income Fund, CIK 0002089126
CUSIP: 000000000
Title of class of securities: Common Shares, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 1691 Michigan Avenue, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/09/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002103241

## Reporting persons
- City of Boca Raton General Employees Pension Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Florida (FL); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (22.22% of the class)

## Item 1. Issuer
Name of issuer: PennantPark Private Income Fund
Address of issuer's principal executive offices: 1691 Michigan Avenue, Miami Beach, Florida, 33139

## Item 2. Person Filing
Name of person filing: City of Boca Raton General Employees' Pension Plan
Address of principal business office or, if none, residence: 201 W. Palmetto Park Road, Suite 230, Boca Raton, Florida 33432
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 400000
Percent of class: 22.22
Sole power to vote or to direct the vote: 400000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 400000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- City of Boca Raton General Employees Pension Plan: /s/ Stephen Timberlake, Stephen Timberlake, Chairperson (01/26/2026)